
December 27, 2010

Dee Anne Sjögren, Esq.
Thompson Coburn LLP
One US Bank Plaza
St. Louis, MO 63101

        Re: MainGate Trust ("The Trust")
                File Nos. 333-170422 and 811-22492

Dear Ms. Sjögren:

The staff of the Commission has reviewed the Trust's registration statement on Form N-1A currently consisting of one series, the MainGate MLP Fund ("The Fund"). We have the following comments.

Prospectus

        General

        Front Cover Page

1.   We note the "red herring" disclosure in this section. Please inform the staff whether the Fund is circulating the prospectus to potential investors or others before filing a pre-effective amendment in response to staff comments.

2.   Item 1(a)(2) of Form N-1A requires that the ticker symbol for each class of shares be included on the cover page. Please confirm that ticker symbols will be included on the cover page.

3.   Unlike most open-end investment companies, this Fund will not enjoy flow-through tax treatment as a regulated investment company under subchapter M of the Internal Revenue Code but will, instead, be taxed as an entity under subchapter C. The prospectus does not disclose this significant difference in a prominent manner. Please revise the disclosure, including if

necessary, cover page disclosure. Also please explain in your response letter why the Fund will not elect to be a RIC under subchapter M.

Fees and Expenses

4.   The Fund filed an undated contractual expense limitation agreement as an exhibit to the registration statement. Also, the "Additional Information About Management of the Fund" section states that the "offering expenses and each fee waiver and expense reimbursement by the adviser are subject to repayment by the Fund within the three fiscal years following the fiscal year in which that particular waiver or expense was incurred. . . ." Offering expenses of open-end funds should be expensed as incurred. Please advise the staff how the offering expenses can be immediately expensed if they are paid by the Fund within a three year period. The "form of" expense limitation agreement filed by the Fund does not refer to the payment of offering expenses by the adviser, or the recoupment of that expense. Where is the obligation of the adviser to pay offering expenses, and its ability to recoup, documented? We may have further comments. Also, a waiver is a relinquishment of a right. Accordingly, if the adviser may recover amounts it forgoes or pays, please use words other than "waive," "waiver," or "waived" (e.g., expense ceiling) to describe the adviser's actions. Also, if applicable, disclose that the Board must approve any recoupment payment made to the adviser.

5.   In the fee waiver footnote, the parenthetical listing expenses excluded from the contractual waiver includes those arising from engaging in short sales. If the costs of short sales will constitute a material expense of the Fund, please add a sub caption under "Other Expenses" to disclose specifically the expenses of selling short. Alternatively, if these costs do not represent a material percentage of "Other" expenses, please confirm to the staff that the "Other Expenses" caption includes an estimate for any dividends, interest, or premiums and/or expenses that would be paid for shares sold short. Also, in the disclosure following that made in response to Items 1-8, or in the SAI if selling short does not constitute a principal strategy, please discuss short sales, including the costs associated with these sales. This disclosure should explain why the Fund must pay a dividend or interest that accrues on a borrowed security during the loan period. In addition, the discussion should explain that to borrow a security, the Fund also may be required to pay a premium, which would increase the cost of the security sold short, and that the Fund will incur transaction costs until the short position in terminated.

6.   Add disclosure to footnote (1) to the Fee Table to explain whether "other expenses" includes the estimated tax liabilities which may be incurred by the Fund in its first year of operations. The fee limitation agreement excludes tax liabilities, so that if the Fund has a tax expense, the net operating expenses of the Fund will go above the expense ceiling. Please advise the staff whether the Fund will sticker the prospectus if the Fund books a material tax liability in order to make accurate the net operating expense ratio of the Fund.

<u>Expense Example</u>

7.   In the first paragraph, please delete the penultimate sentence and relocate it to appear after the information disclosed in response to Items 1-8 of Form N-1A. <u>See</u> General Instruction C.3.(a) to Form N-1A (no information should proceed disclosure required by Items 2 through 8 of the Form other than the cover page and table of contents).

<u>Portfolio Turnover</u>

8.   Please delete the last sentence and relocate it to appear after the information disclosed in response to Items 1-8 of Form N-1A. <u>See</u> General Instruction C.3.(a) to Form N-1A (no information should proceed disclosure required by Items 2 through 8 of the Form other than the cover page and table of contents).

<u>Principal Strategies</u>

9.   The prospectus states that "[u]nder normal circumstances, the Fund concentrates its investments in MLPs that operate businesses engaged in the energy sector." The Fund's concentration policy, however, states that it will concentrate in the energy industry. Please clarify these inconsistent statements. For example, if the Fund will concentrate in the group of industries that make up the energy sector, the disclosure and concentration policy should say so and identify the industries within the group.

10.   The Fund seeks to generate total return, consisting of capital appreciation and income. Please confirm to the staff that the income and capital appreciation which the Fund seeks do not consist of return of capital distributions from the MLPs.

11.   Please revise the Fund's policy stating that it will "invest at least 80% of its net assets in MLPs . . ." to state that it will "invest at least 80% of its net assets, (plus borrowings for investment purposes) in MLPs. . . ." <u>See</u> Rule 35d-1(d) under the Act.

12.   The penultimate sentence of the first paragraph states that "MLP interests in which the Fund may invest include units and *other interests* issued by MLPs . . . and securities that are derivatives of MLP interests, such as . . . *derivative securities that have economic characteristics of MLP securities*." (Emphasis added.) Please disclose in plain English these "other interests issued by MLPs." Also, describe the derivative securities that have economic characteristics of MLP securities in which the Fund may invest. In that regard, please advise the staff how entities that are not taxed and organized in the same fashion as an MLP can be the economic equivalent of an MLP.   In this regard, discuss the differences in potential liability between the derivatives and the limited partnership interests of MLPs. With respect to investing in ETFs and other entities, please disclose the amount of assets these entities must invest in MLPs in order to qualify as an economic equivalent. For example, confirm that each will invest at least 80 percent of its assets in MLPs. Please disclose the limit, if any, on the amount the

Fund may invest in economic equivalents, and the limit, if any, on the amount it may invest in derivatives. Moreover, disclose, in plain English, each type of derivative instrument in which the Fund will invest along with the specific purposes for investing in any derivatives. In particular, if applicable, disclose that the Fund will use derivatives for speculative purposes and explain all attendant risks of such transactions.

Principal Risks

13.   The "Principal Strategies" section of the Prospectus discloses that the Fund will invest in "MLPs . . . primarily engaged in the transportation, storage, processing, refining, marketing, exploration, production, and mining of minerals and natural resources [and that] . . . [u]nder normal circumstances, the Fund concentrates its investments in MLPs that operate businesses engaged in the energy sector." Please confirm to the staff that all principal risks of investing in MLPs as described in the "Principal Strategies" section are summarized in this "Principal Risks" section or revise this section accordingly. For example, has the demand for energy MLP interests exceeded the supply? Are energy MLPs subject to potential liabilities for their activities, such as environmental damage?

Deferred Tax Risk

14.   The disclosure under this caption discusses both the tax risks involved with investing in MLPs, and the tax risks of investing in the Fund. Please distinguish the two topics and place each under a separate heading. Also, please revise this section by explaining in a brief manner the difference between a deferred tax liability and a deferred tax asset of the Fund. Also please include in the summary a separate risk disclosure paragraph, preceded by an appropriate heading, summarizing the risks that deferred tax assets are subject to reductions or write downs, that deferred tax liabilities may increase, and that these actions, based upon assumptions and estimates, may result in a significant decline in net asset value.

15.   The prospectus includes small and mid-cap company risk. Please disclose the capitalization sizes of the MLPs in which the Fund will invest. The prospectus discloses in another location that the adviser typically seeks MLPs with larger asset bases. Will the Fund's investments in smaller capitalized MLPs be a principal strategy? The prospectus states that the adviser will invest in smaller MLPs if there is an opportunity to achieve "the overall investment objective of the Fund." Does the "overall" investment objective differ from the investment objective of the Fund as disclosed in the prospectus? Please clarify and reconcile the disclosure.

Additional Information About the Fund Principal Strategies and Related Risks

16.   Please confirm to the staff in your response letter that all strategies and risks disclosed in this section are summarized in the Item 4 disclosure or revise the prospectus accordingly. In this regard, the prospectus discloses that the Fund may invest up to 20 percent of its assets in foreign securities. Is investing in foreign securities considered to be a principal strategy, and does it constitute a principal risk for the Fund?

17.   Please disclose when, or under what circumstances, the adviser will engage in shorter term transactions with a significant portion of the Fund's portfolio.

18.   Under "Management Risk," please disclose the experience of the adviser in running a registered investment company that invests in MLPs.

Account Information-How to Buy Shares

19.   The prospectus discloses that the adviser may waive the purchase minimums or sales loads imposed on Class A shares, and the Fund may waive or lower investment minimums for investors who invest through an asset-based fee program made available through a financial intermediary. Is it accurate that the adviser alone makes the determination to waive investment minimums for Class A shares?   How can investors ascertain whether an investment minimum or sales load may be waived?

20.   The prospectus discloses that the Fund has authorized certain broker-dealers and other financial institutions) to accept purchase and redemption orders on its (the Fund's) behalf. Please disclose how an investor can determine whether a broker-dealer or other financial institution is authorized, and therefore the investor receives the price next determined after receipt by such broker-dealer or financial institution.

Fund Policy on Market Timing

21.   Please disclose whether or not the Fund accommodates frequent purchases and redemptions of Fund shares by Fund shareholders. See Item 11(e)(4)(ii) of Form N-1A.

Determination of Net Asset Value

22.   Please revise the sentence stating that fair valuation is determined "in good faith by the adviser according to procedures established by the Board of Trustees" to fair valuation is determined "in good faith by the adviser according to procedures established by the Board of Trustees and under the Board's ultimate supervision."

23.   The disclosure on how the Fund determines net asset value should include a discussion of any material issues related to the valuation of MLP interests, as well as the impact of deferred tax liabilities and assets.

Dividends, Distributions and Taxes

24.   Disclose the material tax aspects for individuals investing through IRAs or other tax-deferred arrangements.   Please specify that such individuals will be liable for taxes on dividend income distributed by the Fund when monies are withdrawn from the tax-deferred arrangement.

25.   The prospectus discloses that "the adviser expects that the cash flow received by the Fund with respect to its MLP investments will generally exceed the taxable income allocated to the Fund." The prospectus discloses that this is based upon the adviser's review of the historic results of the types of MLPs in which the Fund will invest. Please disclose the adviser's expertise or experience that helps form the basis for this expectation. Also disclose the risk that

past performance is not necessarily an indication of future results, and at an appropriate location in the prospectus, disclose the risks to the Fund in the event cash distributions from the MLPs is less than the taxable income allocated to the Fund.

Statement of Additional Information ("SAI")

26.   Please explain each fundamental policy to the extent it refers to the 1940 Act.

Additional Information About Fund Investments and Risk Considerations

27.   Item 16(b) of Form N-1A requires that a fund describe its non-principal investment strategies and the risks of those strategies in the SAI. If a fund also discusses principal investment strategies and risks in the SAI, it should do so in a manner that distinguishes them from non-principal strategies and risks (e.g., add distinguishing headings or subheadings). Accordingly, please reorganize this section to disclose the Fund's non-principal investment strategies and their risks separately from the Fund's principal investment strategies and their risks. Also, do not duplicate in the SAI information that is provided in the prospectus, unless necessary to make the SAI comprehensible as a documents independent of the prospectus. See General Instruction C.2 (b) to Form N-1A. Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. Also, confirm that all principal strategies and risks of the Fund are disclosed in the prospectus or make appropriate revisions to the disclosure.

Investment Limitations

28.   Please disclose the Fund's policy with respect to violating percentage limitations. That text should explain that the Fund will not deviate from its percentage limitations for investments in illiquid securities nor borrowing of money (i.e., the Fund continuously adheres to those percentage limitations).

29.   The paragraph following the seventh enumerated fundamental policy states that when the Fund merges with an investment company, the Fund "shall within ninety days after the consummation of such merger . . . dispose of all of the securities of such issuer so acquired or such portion thereof as shall bring the total investment therein within the limitations imposed by said paragraphs above as of the date of consummation." Please explain to the staff how this policy complies with § 18(f)(1) of the Act.

Fundamental

30.   With respect to the Fund's borrowing policy, please revise the SAI to explain what actions the Fund will take in the event that the 300% asset coverage limitation is reached (i.e., in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter (not including Sundays and holidays) reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Act. See §

18(f)(1) of the Act. We suggest adding this disclosure as a footnote to the Fund's fundamental policy on borrowing.

31.   In the sixth limitation please disclose, as a percentage of total assets, the maximum amount of portfolio securities that the Fund may loan. We note that any such amount should not exceed one-third of the Fund's total assets. Also, at an appropriate location in the SAI, please disclose the Fund's policy for loaning securities and include a discussion of the costs to the Fund when it lends securities. This disclosure should also explain what occurs with respect to the voting rights of loaned portfolio securities and when the Fund will recall a loaned security in order to vote shares on a material issue.

32.   The seventh limitation mandates that the Fund invest at least 25 percent or more of its assets in the energy industry. Energy is a large sector that consists of many industries. A fund may state that it will concentrate its assets in a group of related industries, provided it lists the industries. Please revise the concentration accordingly.

Non-Fundamental

33.   It appears that the Fund, under its first non-fundamental policy, may pledge assets to secure borrowings. Accordingly, please revise this policy to state the total amount of Fund assets that may be pledged to secure borrowing. We note that any such amount should not exceed one-third of the Fund's total assets. See § 18 of the Investment Company Act. See also, Salomon Brothers (pub. avail. May 4, 1975).

34.   With respect to the sixth non-fundamental policy regarding illiquid securities, please revise the SAI to explain that if this 15% threshold is exceeded and not expected to be reduced through purchases of liquid securities in the ordinary course of business, the Fund will take all steps in an orderly fashion to reduce its holdings in illiquid securities. We suggest adding this disclosure as a footnote to this sixth non-fundamental policy.

Disclosure of Portfolio Holdings

35.   If accurate, please revise the disclosure to explain that it is actually the adviser, acting on behalf of the Fund, which provides information to entities within the ongoing categories. Also, if any of the Fund's other service agents may provide portfolio holding information to other entities, please revise the disclosure to state so.

36.   The second paragraph lists various conditions of confidentiality that apply to the Fund's service providers. Please revise that disclosure to specify which type of confidentiality agreement (i.e., oral or written) applies to each of the Fund's service providers listed in the second paragraph, including those that receive non-public portfolio holdings information on a daily, real-time basis (e.g., the adviser and distributor), and on an ad hoc, "as needed" basis (e.g., legal counsel). Where there is no contractual obligation of confidentiality, please disclose that the Board will determine that the other conditions of confidentiality adequately safeguard the Funds and their shareholders against improper disclosure of the Fund's portfolio holdings. Also disclose the risks of relying on non-contractual obligations of confidentiality.

37.   The third paragraph states that "[i]nformation released to Rating Agencies is not released under conditions of confidentiality nor is it subject to prohibitions on trading based on the information." Please disclose all attendant risks to these disclosures.

38.   If applicable, please disclose any additional Fund procedures for the Board to monitor disclosure of non-public portfolio holdings beyond those mentioned in the fourth paragraph. For example, will a Fund officer report to the Board material issues regarding non-public portfolio holdings whenever they arise? Does the Board receive routine reports regarding these disclosures?

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review